News Release

August 11, 2016

Ashland appoints Dr. Osama Musa to newly created position of Chief Technology Officer

Wilmington, DE – With an increased focus on driving innovation, Ashland Inc. (NYSE: ASH) today announced that Dr. Osama Musa, vice president, global research and development (R&D), has been promoted to the newly created position of Chief Technology Officer. He also assumes leadership responsibility for Advanced Materials.

Recently while leading R&D for Ashland Specialty Ingredients, Musa focused on ingredients and solutions for global consumer and industrial markets with responsibility for the company’s global technology platforms including Molecular and Measurement Science, Process Research, Biofunctionals, Acrylates and Microencapsulation, Upstream Research, Preservatives and Microbial Technology.

With his appointment to chief technology officer, Musa becomes responsible for the overall coordination of Ashland’s technical resources and will lead the Ashland Technology Council, which will drive technical excellence across the company. He will also lead a Multifunctional Innovation Team, which will further enhance the innovation pipeline, metrics and processes for driving new products faster into the market.

Musa joined Ashland in 2008 when Ashland acquired International Specialty Products. He previously held technical and leadership positions at National Starch/ICI and Henkel. He holds more than 50-issued U.S. patents and has authored numerous technical publications.

“Osama continuously demonstrates passionate leadership focused on solving tough consumer challenges,” said Luis Fernandez-Moreno, Ashland senior vice president and president of the Chemicals Group. “He has lead the integration of Ashland’s core technology platforms to deliver unique solutions to our customers in markets as diverse as Pharmaceutical, Personal Care, Nutrition and Coatings, to name a few. I am confident that under his leadership, our teams will be able to further develop unique solutions that will continue to differentiate Ashland and enhance growth.”

Dr. Musa earned a Ph.D. in organic chemistry from Wayne State University, where he also completed a post-doctoral fellowship. He received an M.S. in polymer chemistry from the University of Detroit Mercy, an M.S. degree in heterocyclic organic chemistry from the University of Jordan, and a B.S. in chemistry from Yarmouk University.

About Ashland Inc.
Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including adhesives, architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three business units – Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline – we service our customers in more than 100 countries. Visit ashland.com to learn more.

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FOR FURTHER INFORMATION:
Media Relations
Carolmarie Brown
+1 (302) 995-3158
ccbrown@ashland.com

Additional Information and Where to Find It
In connection with the reorganization of Ashland under a new holding company, Ashland filed with the SEC, and the SEC declared effective on August 5, 2016, the Ashland Global Holdings Inc. registration statement (the “Ashland Global Registration Statement”) that includes a proxy statement of Ashland Inc. that also constitutes a prospectus of Ashland Global Holdings Inc. with respect to the securities of Ashland Global Holdings Inc. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ASHLAND INC., ASHLAND GLOBAL HOLDINGS INC. AND THE REORGANIZATION. The proxy statement/prospectus and other documents relating to the reorganization can be obtained free of charge from the SEC website at www.sec.gov.
Non-solicitation
This presentation shall not constitute an offer to sell or a solicitation of an offer to buy such securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder. However, Ashland Inc., Ashland Global Holdings Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the reorganization under the rules of the SEC. Information regarding Ashland Inc.’s directors and executive officers may be found in its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on December 4, 2015 and in the proxy statement/prospectus included in the Ashland Global Registration Statement. Information regarding Ashland Global Holdings Inc.’s directors and executive officers may be found in the proxy statement/prospectus included in the Ashland Global Registration Statement. These documents can be obtained free of charge from the SEC.